Exhibit 99.1

Clearmind Medicine Completes the Initiation of its Alcohol Use Disorder Phase I/IIa Clinical Trial at all Current Clinical Sites

The Company is now preparing for the enrollment of the first patient to receive Clearmind’s innovative treatment as part of the trial

Vancouver, Canada, April 23, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the initiation of its U.S. clinical trial site at the Yale School of Medicine’s Department of Psychiatry. With this initiation, the Company has now activated all planned sites for its clinical trial for its Phase I/IIa clinical trial in Alcohol Use Disorder (“AUD”) and can begin patient enrollment .Clearmind has completed all necessary preparations for the clinical trial, including obtaining Investigational New Drug (IND) approval from the U.S. Food and Drug Administration (FDA) to start the Phase I/IIa clinical trial, Institutional Review Board (IRB) approvals from each clinical site, launch of its Electronic Data Capture (EDC) system to support the clinical trial and the arrival of its drug candidate, CMND-100, into the United States following successful manufacturing.

The trial in Yale School of Medicine’s Department of Psychiatry will be led by Dr. Anahita Bassir Nia, M.D., a specialist in substance abuse, including alcohol abuse. The trial will also be conducted at the Johns Hopkins University School of Medicine in the U.S. and at the IMCA Center in Israel.

“AUD remains one of the most urgent and underserved public health challenges globally,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “With millions affected and current treatments often falling short, the study initiation for our FDA-approved CMND-100 trial marks a critical step toward potentially transforming the treatment landscape for alcoholism. We are honored to collaborate with world renowned institutions such as Yale and Johns Hopkins as we advance our mission to potentially provide safe, effective, and innovative solutions for individuals those suffering from alcoholism.”About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses potentially transforming alcoholism treatment landscape and its mission to potentially provide safe, effective, and innovative solutions for those suffering from alcoholism.  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.